
Mail Stop 3233

March 5, 2018

Via E-mail
Todd C. Buxton
Chief Executive Officer
Alpha Investment Inc.
200 East Campus View Blvd., Suite 200
Columbus, OH 43235

> **Re:** **Alpha Investment Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed February 15, 2018**
> **File No. 333-221183**

Dear Mr. Buxton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2018 letter.

General

1.   We note your response to comment 1 and your revised disclosure that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please note that we are evaluating your response and may have further comment.

2.   We note that the company plans to offer loans secured by real estate and intends to acquire and manage commercial first mortgage loans and commercial mortgage backed securities. The company's business appears to be primarily that of holding and acquiring interests in real

estate; therefore, the company's registration of securities in this offering should be on Form S-11. See General Instruction A to Form S-11. Please revise accordingly.

3.   We note your disclosure that the company has entered into two loan agreements with companies owned by Timothy R. Fussell, President, Chairman of the Board and director of the company. The disclosure also states that the purpose of the loans is for financing real property construction costs and working capital needs. We further note that the loans are secured by a pledge of all of the limited liability interest company membership interests or capital stock of each affiliated company by Dr. Fussell's trust. Please tell us how the loans are consistent with Section 13(k) of the Exchange Act.

Prospectus Summary, page 6

4.   We note your response to comment 2 and your revised disclosure that Alpha Investment plans to use the commercial real estate brokerage experience, institutional lending platforms and third party due diligence resources of its principal stockholder. Please revise to describe in greater detail how the company will use such experience and resources. Please describe whether the company will pay the related parties to provide such services.

Proposed Business

5.   The company's business in part is to acquire and manage commercial first mortgage loans, subordinate financings, commercial mortgage-backed securities, and other commercial real estate related debt instruments as well as various direct participation equity ownership opportunities. Please disclose whether the company will rely on a third party to advise the company on acquiring or managing such loans and securities and, if so, please name the third party.

Plan of Operation, page 26

6.   We note your response to prior comment 5 and we reissue the comment. The disclosure on page 26 states that you intend to furnish capital to new correspondent lenders and to make loans through their platforms. Please revise your disclosure to identify the lenders and describe in greater detail the platforms to which you refer. In doing so, please describe the nature of any agreements that you have with the lenders.

Index to Financial Statements, page F-1

7.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Kristi Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551- 7150 or me at 202-551-3233 with any other questions.

Sincerely,

/s Tom Kluck

Tom Kluck
Special Counsel

cc: Dale S. Bergman
       Gutierrez Bergman Boulris PLLC